EMERALD HEALTH PHARMACEUTICALS INC.

5910 Pacific Center Blvd, Ste 300

San Diego, California 92121

(800) 268-0719

May 20, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Emerald Health Pharmaceuticals Inc. Withdrawal of Post-Qualification Amendment No. 2 to Offering Statement. Filed May 15, 2019 File Number 024-10810

Dear Madam/Sir,

Emerald Health Pharmaceuticals Inc., hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Amended Regulation A Offering Statement filed on May 15, 2019 under an incorrect Form type 1-A/A (File No. 024-10810).

The filing has been resubmitted under the correct Form type 1-A POS.

If you have any questions, please do not hesitate to contact us.

Sincerely,

/s/ Lisa Sanford
CFO

cc:	Dr. James DeMesa
CEO